# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: X3 Holdings Co., Ltd., CIK 0001754323
CUSIP: G72007142
Title of class of securities: Class A ordinary shares, par value US$0.00003 per share
Address of issuer's principal executive offices: Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, Singapore (U0), 536464
Date of event which requires filing of this statement: 01/23/2026
Filed by CIK 0001408933
Persons authorized to receive notices and communications: Stewart Lor, Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, Singapore (U0), 536464, 65.8067.3103

## Reporting persons
- Hogstream International Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 4,610,365; shared voting power 0; sole dispositive power 4,610,365; shared dispositive power 0; aggregate amount beneficially owned 4,610,365 (16.23% of the class)
  Comment: 1.The amount in roll 11 represents (i) 4,500,000 Class B ordinary shares, $0.00003 par value per share, issued on January 5, 2026 and (ii) 110,365 Class B ordinary shares issued on June 18, 2025 (after giving effect to a 6-to-1 reverse stock split of 662,195 Class B ordinary shares effectuated on December 30, 2025), for a total of 4,610,365 Class B ordinary shares held by Hogstream International Ltd., a British Virgin Islands company, representing approximately 53.70% of the Issuer's total voting power.
  
  2. The calculation of the percentage in row 13 is based on a total of 28,409,794 Ordinary Shares of the Issuer issued and outstanding as of January 23, 2026, comprising 20,507,763 Class A ordinary shares and 7,902,031 Class B ordinary shares, as reported by the Company.
  
  3. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to thirty votes on all matters subject to shareholder vote at general meetings.
- Stewart Lor (CIK 0001408933): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,610,365; shared voting power 0; sole dispositive power 4,610,365; shared dispositive power 0; aggregate amount beneficially owned 4,610,365 (16.23% of the class)
  Comment: 1.The amount in row 11 represents 4,610,365 Class B ordinary share held by Hogstream International Ltd., a British Virgin Islands company, of which Stewart is the sole shareholder and therefore Stewart maintains the sole voting and dispositive control over the shares reported, representing approximately 53.70% of the Issuer's total voting power.
  
  2. The calculation is based on a total of 28,409,794 Ordinary Shares of the Issuer issued and outstanding as of January 23, 2026, comprising 20,507,763 Class A ordinary shares and 7,902,031 Class B ordinary shares, as reported by the Company.
  
  3. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to thirty votes on all matters subject to shareholder vote at general meetings.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00003 per share
Name of issuer: X3 Holdings Co., Ltd.
Address of issuer's principal executive offices: Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, Singapore (U0), 536464
Comment:
This statement on Schedule 13D/A ("Schedule 13D/A") relates to the issued and outstanding (1)
Comment: 20,507,763 Class A ordinary shares, US$0.00003 par value per share; and (2) 7,902,031 Class B ordinary shares, US$0.00003 par value per share (collectively, the "Ordinary Shares"), of X3 HOLDINGS CO., LTD. as of January 23, 2026, a company organized under the laws of the Cayman Islands (the "Company" or "Issuer"), whose principal executive offices are located at Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, 536464.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed on behalf of Stewart Lor ("Stewart") and Hogstream International Ltd. ("Hogstream") (collectively referred to as the "Reporting Persons"). Hogstream directly holds 4,610,365 Ordinary Shares of the Issuer, and Stewart, as the sole shareholder of Hogstream, is deemed the beneficial owner of these shares under Rule 13d-3 of the Act, and retains sole voting and dispositive power over them.
Residence or business address: Stewart is the Co-Chief Executive Officer of the Company, whose principal business address is c/o X3 HOLDINGS CO., LTD., Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore 536464. Hogstream's principal address is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands. Stewart is a citizen of the United States of America, while Hogstream is a company incorporated in the British Virgin Islands.
Present principal occupation or employment: During the last five years, the Reporting Persons had not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 5, 2026, the Issuer issued 4,500,000 Class B ordinary shares to Hogstream, a British Virgin Islands company wholly owned by Stewart, the Co-Chief Executive Officer of the Issuer, for Stewart's benefit as equity-based rewards for outstanding services rendered during the fiscal year ended December 31, 2025, which is approved by the board of the directors of the Company on January 5, 2026. The shares are held indirectly by Stewart through Hogstream. No monetary consideration was paid for the issuance of these shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Class B ordinary shares ("Shares") acquired by the Reporting Persons represent equity-based rewards awarded to Stewart, the Issuer's Co-Chief Executive Officer, in recognition of his contributions to the Issuer's achievement of key operational milestones, capital financing activities, and corporate transformation initiatives. Depending on market conditions, the Issuer's business performance, or other factors, the Reporting Persons may, from time to time over the next 12 months, acquire additional securities of the Issuer, dispose of some or all of the Shares, or engage in other transactions. Except as set forth in this Item 4, the Reporting Persons does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of January 23, 2026, the Reporting Persons own an aggregate of 4,610,365 Ordinary Shares, representing approximately 53.70% of the Issuer's total voting power. This calculation is based on (a) 4,610,365 Class B ordinary shares (each carrying 30 votes per share), totaling 138,310,950 votes; and (b) 28,409,794 Ordinary Shares issued and outstanding as of January 23, 2026 (including 20,507,763 Class A ordinary shares and 7,902,031 Class B ordinary shares (each carrying 30 votes per share), totaling 257,568,693 votes.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to beneficial ownership, (1) Stewart owns 4,610,365 Ordinary Shares (53.70% of voting power) through Hogstream, his wholly-owned entity. Stewart has sole voting and dispositive power over these shares pursuant to Rule13d-3; and (2) Hogstream owns 4,610,365 Ordinary Shares (53.70% of voting power). As the sole equity owner of Hogstream, Stewart is deemed to control and/or have disposition rights and voting rights over such votes.
Transactions in the class effected during the past sixty days: Other than the issuance of 4,500,000 Class B ordinary shares to Hogstream on January 5, 2026, the Reporting Persons have not effected any transactions in the Issuer's Ordinary Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A joint filing agreement by both of the Reporting Persons is attached as Exhibit 99.1.

## Signatures
- Hogstream International Ltd.: /s/ Stewart Lor, Stewart Lor/Director, Chief Executive Officer (01/23/2026)
- Stewart Lor: /s/ Stewart Lor, Stewart Lor (01/23/2026)